# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NATURES SUNSHINE PRODUCTS INC, CIK 0000275053
CUSIP: 639027101
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 2901 WEST BLUEGRASS BLVD., SUITE 100, LEHI, Utah (UT), 84048
Date of event which requires filing of this statement: 08/06/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001166152

## Reporting persons
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Oklahoma (OK); sole voting power 1,924,486; shared voting power 0; sole dispositive power 1,924,486; shared dispositive power 0; aggregate amount beneficially owned 1,924,486 (10.9% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 1,922,918; sole dispositive power 0; shared dispositive power 1,922,918; aggregate amount beneficially owned 1,922,918 (10.9% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 1,922,918; sole dispositive power 0; shared dispositive power 1,922,918; aggregate amount beneficially owned 1,922,918 (10.9% of the class)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP: type of reporting person: partnership (PN); citizenship or place of organization: Oklahoma (OK); sole voting power 0; shared voting power 1,922,918; sole dispositive power 0; shared dispositive power 1,922,918; aggregate amount beneficially owned 1,922,918 (10.9% of the class)
- FROHLICH PHIL: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,924,486; shared voting power 0; sole dispositive power 1,924,486; shared dispositive power 0; aggregate amount beneficially owned 1,924,486 (10.9% of the class)

## Item 1. Issuer
Name of issuer: NATURES SUNSHINE PRODUCTS INC
Address of issuer's principal executive offices: 2901 WEST BLUEGRASS BLVD., SUITE 100, LEHI, UTAH, 84048.

## Item 2. Person Filing
Name of person filing: Prescott Group Capital Management, L.L.C. ("Prescott Capital"), Prescott Group Aggressive Small Cap, L.P. ("Prescott Small Cap"), Prescott Group Aggressive Small Cap II, L.P. ("Prescott Small Cap II" and, together with Prescott Small Cap, the "Small Cap Funds"), Prescott Group Aggressive Small Cap Master Fund, G.P. ("Master Fund") and Mr. Phil Frohlich (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
1924 South Utica, Suite 1120
Tulsa, Oklahoma 74104
Citizenship: Prescott Capital is an Oklahoma limited liability company. The Small Cap Funds are Oklahoma limited partnerships. The Master Fund is an Oklahoma general partnership. Mr. Phil Frohlich is the principal of Prescott Capital and is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Each of the Small Cap Funds and the Master Fund is the beneficial owner of 1,922,918 shares of Common Stock, no par value per share ("Common Stock") of Nature's Sunshine Products, Inc. (the "Issuer") as of the date hereof. Each of Prescott Capital and Mr. Frohlich is the beneficial owner of 1,924,486 shares of Common Stock of the Issuer as of the date hereof.

This Amendment relates to shares of Common Stock of the Issuer held in the account of the (i) Master Fund, of which the Small Cap Funds are general partners, and (ii) a partnership of which Prescott Capital serves as the general partner (the "Account").

Prescott Capital serves as the general partner and investment manager of the Small Cap Funds and may direct the Small Cap Funds, the general partners of the Master Fund, to direct the vote and disposition of the 1,922,918 shares of Common Stock held by the Master Fund as of the date hereof. As the general partner of the Account, Prescott Capital may direct the vote and disposition of the 1,568 shares of Common Stock held by the Account as of the date hereof. As the principal of Prescott Capital, Mr. Frohlich may direct the vote and disposition of the 1,922,918 shares of Common Stock held by the Master Fund as of the date hereof and the 1,568 shares of Common Stock held by the Account as of the date hereof.
Percent of class: Each of the Reporting Persons is the beneficial owner of approximately 10.9% of the outstanding shares of Common Stock of the Issuer as of the date hereof. This percentage is determined by dividing 1,922,918 and 1,924,486, respectively, by 17,595,520, the number of shares of Common Stock outstanding as of July 24, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
A Joint Filing Agreement is incorporated herein by reference to Exhibit 99 to the Schedule 13G filed on November 10, 2020 by the Reporting Persons with the SEC (https://www.sec.gov/Archives/edgar/data/275053/000131586320000918/sc_13g_natures.htm).

## Signatures
- PRESCOTT GROUP CAPITAL MANAGEMENT, L.L.C.: /s/ Phil Frohlich, Phil Frohlich, Managing Member (08/10/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP LP: /s/ Phil Frohlich, Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner (08/10/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP II LP: /s/ Phil Frohlich, Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., its general partner (08/10/2026)
- PRESCOTT GROUP AGGRESSIVE SMALL CAP MASTER FUND GP: /s/ Phil Frohlich, See Comments (08/10/2026)
- FROHLICH PHIL: /s/ Phil Frohlich, Phil Frohlich, Self (08/10/2026)
Comment: Phil Frohlich, Managing Member of Prescott Group Capital Management, L.L.C., the general partner of Prescott Group Aggressive Small Cap II, L.P., and the general partner of Prescott Group Aggressive Small Cap, L.P.